P.E. 10/31/01

02011418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Certified as a true and correct copy

C.B.A.Cormick
Company Secretary

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

JAN 18 2002

For the Month of October, 2001

THE RANK GROUP PLC
(Translation of registrant's name into English)

U.S. POST OFFICE
DELAYED

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................

P

Rank

Press Release - Agreement with Inland Revenue
Kate Ellis-Jones on 01/10 at 14:46

1 October 2001

THE RANK GROUP Plc

AGREEMENT WITH INLAND REVENUE

The Rank Group Plc announces that the Inland Revenue has agreed to close its enquiries in respect of the acquisition in 1995 by Xerox Corporation of 40% of the Group's financial interest in Rank Xerox. The agreement with the Inland Revenue was reached for no cash payment.

Xerox Corporation's acquisition of the Group's interest in Rank Xerox was made in two stages. In February 1995, 40% of the Group's financial interest was acquired for cash of £620m and in June 1997 the remaining interest was acquired for cash of £940m. Discussions are continuing with the Inland Revenue in relation to the 1997 transaction.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 24 October 2001

By: ______________________

Name: C B A Cormick

Title: Company Secretary